Exhibit 99.1

PRESS RELEASE For immediate distribution

BRP PRESENTS FISCAL YEAR 2025 FIRST QUARTER RESULTS

Highlights

•	Continued outpacing the SSV and ATV industries with retail sales increasing in the low-teens range and high-single digits range, respectively;

•	Revenues of $2,031.7 million, a decrease of 16.4% compared to last year;

•	Net loss of $7.4 million, a decrease of $161.9 million compared to last year;

•	As expected, Normalized EBITDA [1] of $247.2 million, a decrease of 34.4% compared to last year;

•	Normalized diluted earnings per share [1] of $0.95, a decrease of $1.43 per share, and diluted loss per share of $0.10, a decrease of $2.02 per share, compared to the same period last year;

•	Adjusting full year-end guidance for revenues, now ranging between $8.6 and $8.9 billion, and for Normalized earnings per share – diluted [1], now ranging between $6.00 and $7.00.

Valcourt, Quebec, May 31, 2024 – BRP Inc. (TSX:DOO; NASDAQ:DOOO) today reported its financial results for the three-month period ended April 30, 2024. All financial information is in Canadian dollars unless otherwise noted. The complete financial results are available on SEDAR+ and EDGAR as well as in the section Quarterly Reports of BRP’s website.

“Our first quarter results were in line with expectations and reflect our focus on managing network inventory to protect our dealer value proposition. Our strong product portfolio performed well at retail, especially in the Year-Round Products category, where we gained market share across all product lines. We are particularly pleased with our Can-Am SSV business, which had its strongest first quarter ever at retail,” said José Boisjoli, President and CEO of BRP.

“As the year unfolds, our dealers’ profitability is under more pressure than anticipated given the current macroeconomic context, a more competitive landscape and high interest rates. For these reasons, we have decided to adjust our production to further reduce network inventory while continuing to maximize retail sales. Looking ahead, given our strong business fundamentals, we are confident in our long-term strategy, and committed to investing in the development of market-shaping products to remain the leading OEM [2] in the industry,” concluded Mr. Boisjoli.

[1]	See “Non-IFRS Measures” section of this press release.
[2]	Original Equipment Manufacturer

Financial Highlights

	Three-month periods ended
(in millions of Canadian dollars, except per share data and margin)	April 30, 2024	April 30, 2023
Revenues	$2,031.7	$2,429.4
Gross Profit	480.0	623.5
Gross Profit (%)	23.6%	25.7%
Normalized EBITDA [1]	247.2	377.1
Net income (loss)	(7.4)	154.5
Normalized net income [1]	72.5	192.0
Earnings (loss) per share – diluted	(0.10)	1.92
Normalized earnings per share – diluted [1]	0.95	2.38
Weighted average number of shares – basic	74,897,906	78,856,822
Weighted average number of shares – diluted	76,036,145	80,411,463

FISCAL YEAR 2025 UPDATED GUIDANCE & OUTLOOK

The FY25 guidance has been updated as follows:

Financial Metric	FY24	FY25 Guidance [4] vs FY24
Revenues
Year-Round Products	$5,339.4	Down 7% to 10%
Seasonal Products	3,410.7	Down 26% to 28%
Powersports PA&A and OEM Engines	1,184.6	Down 2% to 5%
Marine	432.3	Down 40% to 50%
Total company revenues	10,367.0	$8.6B to $8.9B
Normalized EBITDA [1]	1,699.6	$1,225M to $1,325M
Normalized earnings per share – diluted [1]	11.11	$6.00 to $7.00
Net income	744.5	$370M to $450M

Other assumptions for FY25 Guidance

• Depreciation Expenses Adjusted:	~$435M (Compared to $382M in FY24)
• Net Financing Costs Adjusted:	~$185M (Compared to $175M in FY24)
• Effective tax rate [1] [3]	~25.0% to 25.5% (Compared to 23.6% in FY24)
• Weighted average number of shares – diluted:	~75.6M shares (Compared to 78.5M in FY24)
• Capital Expenditures:	~$475M (Compared to $586M in FY24)

FY25 Quarterly Outlook [4]

Given its focus on managing network inventory levels, the Company expects Q2 Fiscal 2025 Normalized EBITDA [1] to be down approximatively mid 20% versus Q1 Fiscal 2025.

[1]	See “Non-IFRS Measures” section of this press release.
[3]	Effective tax rate based on Normalized Earnings before Normalized Income Tax.
[4]

Please refer to the “Caution Concerning Forward-Looking Statements” and “Key assumptions” sections of this press release for a summary of important risk factors that could affect the above guidance and of the assumptions underlying this Fiscal Year 2025 guidance.

FIRST QUARTER RESULTS

As expected, the Company’s three-month period ended April 30, 2024 was marked by a decrease in the volume of shipments compared to the same period last year as the Company is focused on reducing network inventory levels throughout Fiscal 2025. The decrease in volume of shipments and higher sales incentives due to increased promotional intensity have led to a reduction in the profit margin compared to the same period last year.

The Company’s North American quarterly retail sales for Powersport Products were down 5% due to Seasonal Products given lower industry volumes. This decrease was partly offset by an increase in Year-Round Products driven by continued market share gains in SSV and ATV.

Revenues

Revenues decreased by $397.7 million, or 16.4%, to $2,031.7 million for the three-month period ended April 30, 2024, compared to $2,429.4 million for the corresponding period ended April 30, 2023. The decrease was primarily due to a lower volume across most product lines, driven by the Company’s focus on reducing network inventory levels, and higher sales programs. The decrease was partially offset by favourable product mix across most product lines and favourable pricing across all product lines. The decrease includes a favourable foreign exchange rate variation of $17 million.

•

Year-Round Products [5] (57% of Q1-FY25 revenues): Revenues from Year-Round Products decreased by $175.5 million, or 13.2%, to $1,157.8 million for the three-month period ended April 30, 2024, compared to $1,333.3 million for the corresponding period ended April 30, 2023. The decrease was primarily attributable to a lower volume sold across all product lines, driven by the Company’s focus on reducing network inventory levels and higher sales programs. The decrease was partially offset by favourable product mix of SSV and 3WV, and favourable pricing across all product lines. The decrease includes a favourable foreign exchange rate variation of $9 million.

•

Seasonal Products [5] (26% of Q1-FY25 revenues): Revenues from Seasonal Products decreased by $156.8 million, or 22.7%, to $535.1 million for the three-month period ended April 30, 2024, compared to $691.9 million for the corresponding period ended April 30, 2023. The decrease was primarily attributable to a lower volume sold across all product lines, driven by the Company’s focus on reducing network inventory levels and higher sales programs. The decrease was partially offset by favourable product mix and pricing across all product lines. The decrease includes a favourable foreign exchange rate variation of $5 million.

•

Powersports PA&A and OEM Engines [5] (14% of Q1-FY25 revenues): Revenues from Powersports PA&A and OEM Engines increased by $4.2 million, or 1.5%, to $289.1 million for the three-month period ended April 30, 2024, compared to $284.9 million for the corresponding period ended April 30, 2023. The increase was mainly attributable to a higher volume of sales, favourable pricing and product mix. The increase was partially offset by higher sales programs. The increase includes a favourable foreign exchange rate variation of $3 million.

[1]	See “Non-IFRS Measures” section of this press release.
[5]	The inter-segment transactions are included in the analysis.

•

Marine [5] (3% of Q1-FY25 revenues): Revenues from the Marine segment decreased by $69.2 million, or 56.6%, to $53.1 million for the three-month period ended April 30, 2024, compared to $122.3 million for the corresponding period ended April 30, 2023. The decrease was mainly attributable to a lower volume due to high dealer inventory, softer consumer demand and higher sales programs.

North American Retail Sales

The Company’s North American retail sales for Powersports Products decreased by 5% for the three-month period ended April 30, 2024 compared to the three-month period ended April 30, 2023. The decrease was due to Seasonal Products driven by lower industry volumes, partly offset by an increase in Year-Round Products retail sales driven by continued market share gains in SSV and ATV.

•

North American Year-Round Products retail sales increased on a percentage basis in the low-teens range compared to the three-month period ended April 30, 2023. The Year-Round Products industry increased on a percentage basis in the low-single digits over the same period.

•

North American Seasonal Products retail sales decreased on a percentage basis in the low-thirties range compared to the three-month period ended April 30, 2023. The Seasonal Products industry decreased on a percentage basis in the high-twenties range over the same period.

The Company’s North American retail sales for Marine Products increased by 16% compared to the three-month period ended April 30, 2023, given a low retail volume period as basis of comparison.

Gross profit

Gross profit decreased by $143.5 million, or 23.0%, to $480.0 million for the three-month period ended April 30, 2024, compared to $623.5 million for the three-month period ended April 30, 2023. Gross profit margin percentage decreased by 210 basis points to 23.6% from 25.7% for the three-month period ended April 30, 2023. The decreases in gross profit and gross profit margin percentage were the result of a lower volume sold, and higher sales programs. The decrease was partially offset by favourable product mix across most product lines and favourable pricing across all product lines. The decrease in gross profit includes a favourable foreign exchange rate variation of $7 million.

Operating expenses

Operating expenses increased by $14.3 million, or 4.2%, to $355.9 million for the three-month period ended April 30, 2024, compared to $341.6 million for the three-month period ended April 30, 2023. The increase was mainly attributable to higher R&D expenses to support future growth and restructuring and reorganization costs. The increase was partly offset by a reduction of foreign exchange loss on working capital. The increase in operating expenses includes a favourable foreign exchange rate variation of $12 million.

[1]	See “Non-IFRS Measures” section of this press release.
[5]	The inter-segment transactions are included in the analysis.

Normalized EBITDA [1]

Normalized EBITDA [1] decreased by $129.9 million, or 34.4%, to $247.2 million for the three-month period ended April 30, 2024, compared to $377.1 million for the three-month period ended April 30, 2023. The decrease was primarily due to a lower gross margin and higher operating expenses.

Net Income (Loss)

Net income decreased by $161.9 million to a loss of $7.4 million for the three-month period ended April 30, 2024, compared to a net income of $154.5 million for the three-month period ended April 30, 2023. The decrease was primarily due to lower operating income, resulting from a lower gross margin and higher operating expenses, as well as an increase in financing costs and an unfavourable impact of the foreign exchange rate variation on the U.S. denominated long-term debt. The decrease was partially offset by a lower income tax expense and an increase in financing income.

LIQUIDITY AND CAPITAL RESOURCES

The Company generated net cash flows from operating activities totaling $141.4 million for the three-month period ended April 30, 2024 compared to $258.8 million for the three-month period ended April 30, 2023. The decrease was mainly due to lower profitability partially offset by lower income taxes paid.

The Company invested $74.1 million of its liquidity in capital expenditures for the introduction of new products and modernization of the Company’s software infrastructure to support future growth.

During the three-month period ended April 30, 2024, the Company also returned $63.1 million to its shareholders through quarterly dividend payouts and its share repurchase programs.

Dividend

On May 30, 2024, the Company’s Board of Directors declared a quarterly dividend of $0.21 per share for holders of its multiple voting shares and subordinate voting shares. The dividend will be paid on July 12, 2024 to shareholders of record at the close of business on June 28, 2024.

[1]	See “Non-IFRS Measures” section of this press release.

CONFERENCE CALL AND WEBCAST PRESENTATION

Today at 9 a.m. EDT, BRP Inc. will host a conference call and webcast to discuss its FY25 first quarter results. The call will be hosted by José Boisjoli, President and CEO, and Sébastien Martel, CFO. To listen to the conference call by phone (event number 14359), please dial 1 800 717-1738 (toll-free in North America). Click here for International numbers.

The Company’s first quarter FY25 webcast presentation is posted in the Quarterly Reports section of BRP’s website.

About BRP

BRP Inc. is a global leader in the world of powersports products, propulsion systems and boats built on over 80 years of ingenuity and intensive consumer focus. Through its portfolio of industry-leading and distinctive brands featuring Ski-Doo and Lynx snowmobiles, Sea-Doo watercraft and pontoons, Can-Am on and off-road vehicles, Alumacraft and Quintrex boats, Manitou pontoons and Rotax marine propulsion systems as well as Rotax engines for karts and recreational aircraft, BRP unlocks exhilarating adventures and provides access to experiences across different playgrounds. The Company completes its lines of products with a dedicated parts, accessories and apparel portfolio to fully optimize the riding experience. Committed to growing responsibly, BRP is developing electric models for its existing product lines and exploring new low voltage and human assisted product categories. Headquartered in Quebec, Canada, BRP has annual sales of CA$10.4 billion from over 130 countries and a global workforce of close to 20,000 driven, resourceful people.

www.brp.com

@BRPNews

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements in this press release, including, but not limited to, statements relating to the Company’s Fiscal Year 2025, including adjusted financial guidance and related assumptions of the Company (including revenues, Normalized EBITDA, Effective Tax Rate, Normalized earnings per share, net income, depreciation expense, net financing costs adjusted, weighted average of the number of shares diluted and capital expenditures), statements relating to the declaration and payment of dividends, statements about the Company’s current and future plans, and other statements about the Company’s prospects, expectations, anticipations, estimates and intentions, results, levels of activity, performance, objectives, targets, goals or achievements, priorities and strategies, including further adjusting the production to proactively manage network inventory and considering other incremental actions to protect the dealer value proposition, financial position, market position, including its ability to gain additional market share, capabilities, competitive strengths, beliefs, the prospects and trends of the industries in which the Company operates, including softer industry trends and promotional intensity and pricing actions, the expected demand for the Company’s products and services and sustainable growth, research and product development activities, including the expectation of regular flow of new product introductions and development of market-shaping products, including the introduction of the new electric Can-Am motorcycles later this year, their projected design, characteristics, capacity or performance, expected scheduled entry to market and the anticipated impact of such product introductions, expected financial requirements and the availability of capital resources and liquidities or any other future events or developments and other statements that are not historical facts constitute forward-looking statements within the meaning of Canadian and United States securities laws. The words “may”, “will”, “would”, “should”, “could”, “expects”, “forecasts”, “plans”, “intends”, “trends”, “indications”, “anticipates”, “believes”, “estimates”, “outlook”, “predicts”, “projects”, “likely” or “potential” or the negative or other variations of these words or other comparable words or phrases, are intended to identify forward-looking statements

Forward-looking statements are presented for the purpose of assisting readers in understanding certain key elements of the Company’s current objectives, goals, targets, strategic priorities, expectations and plans, and in obtaining a better understanding of the Company’s business and anticipated operating environment. Readers are cautioned that such information may not be appropriate for other purposes; readers should not place undue reliance on forward-looking statements contained herein. Forward-looking statements, by their very nature, involve inherent risks and uncertainties and are based on a number of assumptions, both general and specific, as further described below.

Many factors could cause the Company’s actual results, level of activity, performance or achievements or future events or developments to differ materially from those expressed or implied by the forward-looking statements, including, without limitation, the following factors, which are discussed in greater detail under the heading “Risk Factors” of the Company’s MD&A for the fiscal year ended on January 31, 2024 and in other continuous disclosure materials filed from time to time with Canadian securities regulatory authorities and the Securities and Exchange Commission: the impact of adverse economic conditions including in the context of recent significant increases of interest and inflation rates; any decline in social acceptability of the Company and its products, including in connection with the broader adoption of electrical or low-emission products; high levels of indebtedness; any unavailability of additional capital; any supply problems, termination or interruption of supply arrangements or increases in the cost of materials, including as a result of the ongoing military conflict between Russia and Ukraine; the inability to attract, hire and retain key employees, including members of the Company’s management team or employees who possess specialized market knowledge and technical skills; any failure of information technology systems, security breach or cyber-attack, or difficulties with the implementation of new systems, including the continued implementation of its ERP system; the Company’s reliance on international sales and operations; the Company’s inability to successfully execute its growth strategy; fluctuations in foreign currency exchange rates; unfavourable weather conditions and climate change more generally; the Company’s seasonal nature of its business and some of its products; the Company’s reliance on a network of independent dealers and distributors; any inability of dealers and distributors to secure adequate access to capital; any inability to comply with product safety, health, environmental and noise pollution laws; the Company’s large fixed cost base; any failure to compete effectively against competitors or any failure to meet consumers’ evolving expectations; any failure to maintain an effective system of internal control over financial reporting and to produce accurate and timely financial statements; any inability to maintain and enhance the Company’s reputation and brands; any significant product liability claim; any significant product repair and/or replacement due to product warranty claims or product recalls; any failure to carry proper insurance coverage; the Company’s inability to successfully manage inventory levels; any intellectual property infringement and litigation; the Company’s inability to successfully execute its manufacturing strategy or to meet customer demand as a result of manufacturing capacity constraints; increased freight and shipping costs or disruptions in transportation and shipping infrastructure; any failure to comply with covenants in financing and other material agreements; any changes in tax laws and unanticipated tax liabilities; any impairment in the carrying value of goodwill and trademarks; any deterioration in relationships with employees; pension plan liabilities; natural disasters; volatility in the market price for the Subordinate Voting Shares; the Company’s conduct of business through subsidiaries; the significant influence of Beaudier Group and Bain Capital; and future sales of Subordinate Voting Shares by Beaudier Group, Bain Capital, directors, officers or senior management of the Company. These factors are not intended to represent a complete list of the factors that could affect the Company; however, these factors should be considered carefully. Unless otherwise stated, the forward-looking statements contained in this press release are made as of the date of this press release and the Company has no intention and undertakes no obligation to update or revise any forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities regulations. In the event that the Company does update any forward-looking statements contained in this press release, no inference should be made that the Company will make additional updates with respect to that statement, related matters or any other forward-looking statement. The forward-looking statements contained in this press release are expressly qualified by this cautionary statement.

KEY ASSUMPTIONS

The Company made a number of economic, market and operational assumptions in preparing and making certain forward-looking statements contained in this press release, including without limitation the following assumptions: reasonable industry growth ranging from down to slightly up; market share will remain constant or moderately increase; slowing global economic growth; limited impact from the ongoing military conflict between Russia and Ukraine; no further deterioration of the conflict in the Middle-East; no return of the mandatory inspections implemented on all cargo trucks crossing the Mexico-Texas border to an extent that would result in major business disruptions; main currencies in which the Company operates will remain at near current levels; easing, but still elevated, levels of inflation; there will be no significant changes in tax laws or free trade arrangements or treaties applicable to the Company; the Company’s margins are expected to be pressured by lower volumes; the supply base will remain able to support product development and planned production rates on commercially acceptable terms in a timely manner; no new trade barriers will be imposed amongst jurisdictions in which the Company carries operations; the absence of unusually adverse weather conditions, especially in peak seasons. The Company cautions that its assumptions may not materialize and that the currently challenging macroeconomic and geopolitical environments in which it evolves may render such assumptions, although believed reasonable at the time they were made, subject to greater uncertainty. Such forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors which may cause the actual results or performance of the Company or the industry to be materially different from the outlook or any future results or performance implied by such statements.

NON-IFRS MEASURES

This press release makes reference to certain non-IFRS measures. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under IFRS. The Company uses non-IFRS measures including the following:

Non-IFRS measures	Definition	Reason for use
Normalized EBITDA	Net income before financing costs, financing income, income tax expense (recovery), depreciation expense and normalized elements.

Assist investors in determining the financial performance of the Company’s operating activities on a consistent basis by excluding certain non-cash elements such as depreciation expense, impairment charge, foreign exchange gain or loss on the Company’s long-term debt denominated in U.S. dollars and foreign exchange gain or loss on certain of the Company’s lease liabilities. Other elements, such as restructuring and wind-down costs, non-recurring gain or loss and acquisition-related costs, may be excluded from net income in the determination of Normalized EBITDA as they are considered not being reflective of the operational performance of the Company.

Normalized net income	Net income before normalized elements adjusted to reflect the tax effect on these elements	In addition to the financial performance of operating activities, this measure considers the impact of investing activities, financing activities and income taxes on the Company’s financial results.
Normalized income tax expense	Income tax expense adjusted to reflect the tax effect on normalized elements and to normalize specific tax elements	Assist investors in determining the tax expense relating to the normalized items explained above, as they are considered not being reflective of the operational performance of the Company.
Normalized effective tax rate	Based on Normalized net income before Normalized income tax expense	Assist investors in determining the effective tax rate including the normalized items explained above, as they are considered not being reflective of the operational performance of the Company.
Normalized earnings per share – diluted	Calculated by dividing the Normalized net income by the weighted average number of shares – diluted	Assist investors in determining the normalized financial performance of the Company’s activities on a per share basis.
Free cash flow	Cash flows from operating activities less additions to PP&E and intangible assets	Assist investors in assessing the Company’s liquidity generation abilities that could be available for shareholders, debt repayment and business combination, after capital expenditure

The Company believes non-IFRS measures are important supplemental measures of financial performance because they eliminate items that have less bearing on the Company’s financial performance and thus highlight trends in its core business that may not otherwise be apparent when relying solely on IFRS measures. The Company also believes that securities analysts, investors and other interested parties frequently use non-IFRS measures in the evaluation of companies, many of which present similar metrics when reporting their results. Management also uses non-IFRS measures in order to facilitate financial performance comparisons from period to period, prepare annual operating budgets, assess the Company’s ability to meet its future debt service, capital expenditure and working capital requirements and also as a component in the determination of the short-term incentive compensation for the Company’s employees. Because other companies may calculate these non-IFRS measures differently than the Company does, these metrics are not comparable to similarly titled measures reported by other companies.

The Company refers the reader to the tables below for the reconciliations of the non-IFRS measures presented by the Company to the most directly comparable IFRS measure.

Reconciliation Tables

The following tables present the reconciliation of non-IFRS measures compared to their respective IFRS measures:

	Three-month periods ended
(in millions of Canadian dollars)	April 30, 2024	April 30, 2023
Net income (loss)	$(7.4)	$154.5
Normalized elements
Foreign exchange loss on long-term debt and lease liabilities	70.7	43.8
Costs related to business combinations [2]	3.8	4.9
Restructuring and related costs [3]	16.2	—
Other elements [4]	0.9	0.2
Income tax adjustment [1] [5]	(11.7)	(11.4)

Normalized net income [1]	72.5	192.0
Normalized income tax expense [1]	26.1	52.6
Financing costs adjusted [1]	48.7	44.1
Financing income adjusted [1]	(1.8)	(1.5)
Depreciation expense adjusted [1]	101.7	89.9

Normalized EBITDA [1]	$247.2	$377.1

[1]	See “Non-IFRS Measures” section.
[2]	Transaction costs and depreciation of intangible assets related to business combinations.
[3]	Costs associated with restructuring and reorganization activities, which are mainly composed of severance costs.
[4]	Other elements include fees associated with the secondary offering that occurred during Fiscal 2025.
[5]

Income tax adjustment is related to the income tax on Normalized elements subject to tax and for which income tax has been recognized and to the adjustment related to the impact of foreign currency translation from Mexican operations.

The following table presents the reconciliation of items as included in the Normalized net income [1] and Normalized EBITDA [1] compared to respective IFRS measures as well as the Normalized EPS – basic and diluted [1] calculation.

(in millions of Canadian dollars, except per share data)	Three-month periods ended
	April 30, 2024	April 30, 2023
Depreciation expense reconciliation
Depreciation expense	$103.7	$92.4
Depreciation of intangible assets related to business combinations	(2.0)	(2.5)

Depreciation expense adjusted	$101.7	$89.9

Income tax expense reconciliation
Income tax expense	$14.4	$41.2
Income tax adjustment [2]	11.7	11.4

Normalized income tax expense [1]	$26.1	$52.6

Financing costs reconciliation
Financing costs	$48.7	$44.3
Transaction costs on long-term debt	—	(0.2)

Financing costs adjusted	$48.7	$44.1

Financing income reconciliation
Financing income	$(1.8)	$(1.5)

Financing income adjusted	$(1.8)	$(1.5)

Normalized EPS - basic [1] calculation
Normalized net income [1]	$72.5	$192.0
Non-controlling interests	(0.2)	(0.3)
Weighted average number of shares - basic	74,897,906	78,856,822

Normalized EPS - basic [1]	$0.97	$2.43

Normalized EPS - diluted [1] calculation
Normalized net income [1]	$72.5	$192.0
Non-controlling interests	(0.2)	(0.3)
Weighted average number of shares - diluted	76,036,145	80,411,463

Normalized EPS - diluted [1]	$0.95	$2.38

[1]	See “Non-IFRS Measures” section.
[2]

Income tax adjustment is related to the income tax on Normalized elements subject to tax and for which income tax has been recognized and to the adjustment related to the impact of foreign currency translation from Mexican operations.

The following table presents the reconciliation of net cash flows generated from operating activities to free cash flow [1].

	Three-month periods ended
(in millions of Canadian dollars)	April 30, 2024	April 30, 2023
Net cash flows generated from operating activities	$141.4	$258.8
Additions to property, plant and equipment	(66.8)	(111.2)
Additions to intangible assets	(8.4)	(6.6)

Free cash flow [1]	$66.2	$141.0

[1]	See “Non-IFRS Measures” section.

For media enquiries: Émilie Proulx Media Relations media@brp.com	For investor relations: Philippe Deschênes Investor Relations Tel.: 450.532.6462 philippe.deschenes@brp.com